ARTICLE II

SECTION 13  COMPENSATION. Through board resolution, the Board of Directors will establish the amount and form of compensation consistent with the following guidance.

a. Compensation for Meetings. Each director, excluding inside directors, will be paid a single fee for attending a regular Board of Directors meeting of the corporation or for attending a regular Board of Directors meeting of the corporation's principal subsidiary, Pacific Continental Bank. Additionally, directors may be paid a fee for attending the meeting of their assigned committees, or their assigned committees of Pacific Continental Bank Directors are excused from attending one Board of Directors meeting annually without forfeiture of the meeting fee. Directors may occasionally attend the Board of Directors meetings, or the meetings of their assigned committees, telephonically, providing they have prepared for the meeting by accessing the corporation's private Extranet or by otherwise receiving and reviewing the meeting materials in advance. All director fees are paid the first week of the month following the month in which the fees are earned. Qualified business expenses are reimbursable upon submission of a personal expense report and the attendant documentation.

Directors are expected to attend a minimum of 75% of the aggregate of (i) the total number of meetings of the Boards of Directors, and (ii) the total number of meetings held by all the committees on which they serve.

b. Compensation Amount. Consistent with the provisions of its charter, the corporation’s Compensation Committee will recommend to the Board of Directors the amount and form of compensation to be paid to directors for board service and meeting attendance. In addition to cash payments, directors may receive grants of stock options pursuant to shareholder approved Director Stock Option Plans. In making its recommendations, the committee may consider the unique responsibilities and duties of the chairs and committee members and may recommend different compensation levels based on committee membership and positions held including special retainer fees.